EXHIBIT (a)(1)(L)

Enzon Announces Completion of the Exchange Offer Relating to Series C Non-Convertible Redeemable Preferred Stock

Cranford, New Jersey – March 25, 2026 – Enzon Pharmaceuticals, Inc. (OTCQB: ENZN) (“Enzon” or the “Company”) today announced that it has completed its previously announced exchange offer to each holder of its Series C Non-Convertible Redeemable Preferred Stock, $0.01 par value per share (the “Series C Preferred Stock”), to exchange such Series C Preferred Stock for shares of Enzon’s common stock, $0.01 par value per share (the “Common Stock”). The offer and the withdrawal rights expired at 5:00 p.m., Eastern Time, on March 24, 2026. The offer was made pursuant to the Prospectus/Consent Solicitation/Offer to Exchange filed with the U.S. Securities and Exchange Commission on January 28, 2026 and declared effective on January 30, 2026 (the “Prospectus/Consent Solicitation/Offer to Exchange”).

Continental Stock Transfer & Trust Company, the depositary for the offer has advised Enzon that, as of such time, a total of 339 shares of Series C Preferred Stock were validly tendered and not properly withdrawn, representing less than 1% of the outstanding shares of Series C Preferred Stock (based on 40,000 shares of Series C Preferred Stock outstanding as of March 24, 2026). The shares of Series C Preferred Stock that were validly tendered and not properly withdrawn pursuant to the offer have been accepted for exchange by Enzon.

About Enzon Pharmaceuticals, Inc.

Enzon Pharmaceuticals, Inc., together with its subsidiary, is positioned as a public company acquisition vehicle, that has sought to become an acquisition platform.

For Media Inquiries:

Richard L. Feinstein, CEO and CFO

Email: rlfeinsteincpa@enzon.com